ECMOHO Limited

3/F, No. 1000 Tianyaoqiao Road,

Xuhui District,

Shanghai, 200030,

The People’s Republic of China

November 6, 2019

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Yolanda Guobadia
Donna Di Silvio
Jennifer Lopez-Molina
Mara Ransom

Re:	ECMOHO Limited
Registration Statement on Form F-1, as amended (File No. 333-233951)
Registration Statement on Form 8-A (File No. 001-39121)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ECMOHO Limited (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Standard Time on November 7, 2019, or as soon thereafter as practicable.

The Company also respectfully requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), covering the American depositary shares representing ordinary shares of the Company (the “Registration Statement on Form 8-A”, together with the F-1 Registration Statement, the “Registration Statements”), be declared effective immediately following the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Cromwell LLP.

The Company understands that UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited, AMTD Global Markets Limited, Tiger Brokers (NZ) Limited and Needham & Company, LLC have joined in this request in a separate letter delivered to you today.

If you have any questions or require additional information, please contact Mr. Ching-Yang Lin in Hong Kong at +852-2826-8688 or by email (linc@sullcrom.com). In addition, please inform Mr. Lin when this request for acceleration has been granted.

[Signature page follows]

Very truly yours, ECMOHO Limited

By:	/s/ Zoe Wang
Name:	Zoe Wang
Title:	Chairman and Chief Executive Officer